EXHIBIT 1
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
JOINT VENTURE PARTNERS TO
PROCEED WITH MIDWEST URANIUM
PROJECT
December 3, 2007 Denison Mines Corp. (“Denison”) (TSX: DML; AMEX: DNN) is pleased to announce the formal decision of the joint venture partners in the Midwest uranium mine project to proceed with the development of the project. The partners in the joint venture comprise AREVA Resources Canada Inc. (“Areva”) (69.16%), Denison (25.17%) and OURD Canada Co. Ltd. (5.67%).
“This is a great project that will benefit the partners and provide positive economic and employment opportunities in northern Saskatchewan,” said Peter Farmer, Chief Executive Officer of Denison. “The infrastructure for the Midwest project — roads, power, water treatment and mill expansion — will also be beneficial for the development of the adjacent MAE Zone, which has significant expansion potential as was confirmed this summer by drilling that revealed a new high-grade structure.”
The Midwest Project, which is located 15 km west of the McClean Lake operation, involves draining part of the Mink Arm of the South McMahon Lake in Northern Saskatchewan to construct an open pit mine about 45 hectares in size (approximately 900 by 350 metres) and 215 metres deep. The ore will be trucked along a dedicated haul road to the McClean Lake mill for processing. The pit, as currently designed, will produce an estimated 36 million pounds of U3O8 (about 14,000 tonnes of uranium). Other deposits and extensions located to the north, south and in the basement could be developed once the pit is nearing completion. The total capital cost including mine development and the related McClean Lake mill expansion of about $100 million will be approximately $400 million.
Subject to regulatory approvals, site construction, including the haul road, water treatment and other facilities, could begin in mid-2009. Stripping of the rock over the ore would then commence in early 2010 with ore removal starting in mid-2011 and continuing through to 2013. It is anticipated that the project will employ approximately 150 people. The McClean Lake operation presently employs approximately 330 staff and 110 long term contractors.
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. The Company also has a strong exploration portfolio with large land positions in the United States, Canada, Mongolia and Zambia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.

For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities;; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 27, 2007 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the fifteen month period ended December 31, 2006 and other continuous disclosure documents filed since December 31, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

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